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Mati @MatiGreenspan

Filming something special today.📹🔥🌞



1:13 AM · Aug 17, 2023 · **2,795** Views

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Blockchain entrepreneur & advisor. CEO of Quantum Economics. CFO of Quantum Expeditions bitcoin mining venture. COO of Layered Cake DeFi solutions. Father of 4.

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Mati
@MatiGreenspan

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. Any indication of interest involves no obligation or commitment of any kind.

8:27 AM · Jun 23, 2023 · **759** Views

1 Repost **6** Likes

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Blockchain entrepreneur & advisor. CEO of Quantum Economics. CFO of Quantum Expeditions bitcoin mining venture. COO of Layered Cake DeFi solutions. Father of 4.

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@MatiGreenspan

Hey everybody. Got an announcement to make...

Quantum Expeditions, our bitcoin mining farm is opening for a crowdfund. More details to come.

Please visit:



quantumexpeditions.com
Quantum Expeditions
Quantum Expeditions, Bitcoin Mining

8:51 AM · Jun 16, 2023 · **3,521** Views

187 Reposts **99** Likes

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Mati
@MatiGreenspan
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Blockchain entrepreneur & advisor. CEO of Quantum Economics. CFO of Quantum Expeditions bitcoin mining venture. COO of Layered Cake DeFi solutions. Father of 4.

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